UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2017

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Announces Results of Annual Shareholders’ Meeting

VANCOUVER, British Columbia--(BUSINESS WIRE)--May 19, 2017--Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) (“Sierra Wireless” or the “Company”) is pleased to announce the results from its annual general and special meeting of shareholders (the “Meeting”) held on May 18, 2017.

All of the seven nominees proposed by management for election to the Board of Directors at the Meeting and listed in the Company’s Management Information Circular dated April 11, 2017, were elected. The Directors will remain in office until the next annual meeting of shareholders, or until their successors are elected or appointed.

The results of the vote on the election of the Board of Directors are as follows:

Board of Directors	Votes in Favour		Votes Withheld
	Number of Votes	Percentage (%)	Number of Votes	Percentage (%)
Jason W. Cohenour	9,593,018	98.55	141,333	1.45
Gregory D. Aasen	9,337,496	95.93	396,555	4.07
Robin A. Abrams	9,616,064	98.78	118,287	1.22
Paul G. Cataford	9,582,958	98.44	151,393	1.56
Charles E. Levine	9,584,032	98.46	150,319	1.54
Thomas Sieber	9,641,694	99.05	92,658	0.95
Kent P. Thexton	9,639,239	99.02	95,112	0.98

The other items of business at the Meeting were to (i) appoint Ernst & Young LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration of the auditors; (ii) consider and, if deemed advisable, pass an ordinary resolution approving all unallocated options, rights and other entitlements under the Amended and Restated 1997 Stock Option Plan of the Company; and (iii) to consider and, if deemed advisable, approve a resolution to accept the Company’s approach to executive compensation.

By resolution passed by a show of hands, Ernst & Young LLP, Chartered Professional Accountants, were appointed as auditors of the Company for the ensuing year. Proxies received as of the close of business on May 16, 2017 with respect to the reappointment of Ernst & Young LLP, Chartered Professional Accountants, were voted as follows: 22,103,097 common shares (representing 98.34% of the common shares voted), voted for, and 372,272 common shares (representing 1.66% of the common shares voted), withheld.

By resolution passed by ballot vote, the shareholders approved all unallocated options, rights and other entitlements under the Amended and Restated 1997 Stock Option Plan of the Company, as follows: 8,220,394 common shares (representing 84.45% of the common shares voted), voted in favor, and 1,513,946 common shares (representing 15.55% of the common shares voted), voted against.

By resolution passed by ballot vote, the shareholders approved a resolution to accept the Company’s approach to executive compensation, as follows: 7,517,015 common shares (representing 77.20% of the common shares voted), voted in favor, and 2,219,983 common shares (representing 22.80% of the common shares voted), voted against.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. Customers Start with Sierra because we offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,100 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

CONTACT:
Sierra Wireless, Inc.
For further information, please contact:
Media Contact:
Kim Homeniuk, +1 (604) 233-8028
khomeniuk@sierrawireless.com
or
Investor Contact:
David Climie, +1 (604) 231-1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	May 19, 2017